CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 1 of 28

CanAlaska Uranium Ltd.
CVV - TSX   CVVUF - OTCBB   DH7N – Frankfurt

Management Discussion and Analysis
for the Fourth Quarter and Year Ended
April 30, 2011

Dated August 19, 2011

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. The following information is prepared in accordance with Canadian GAAP and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2011.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 2 of 28

Table of Contents:

1.	OVERVIEW OF THE COMPANY AND OUTLOOK	2
2.	MILESTONES AND PROJECT UPDATES	3
3.	FINANCIAL POSITION	14
4.	EXPENDITURES REVIEW	16
5.	CASHFLOW REVIEW	18
6.	OTHER MATTERS	18
7.	ANNUAL FINANCIAL INFORMATION	26

This MD&A contains forward-looking information. Refer to Section 6 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 3 of 2 8

1.           OVERVIEW OF THE COMPANY AND OUTLOOK

QUICK OVERVIEW

✓	Exploration expenditures of $9.7 million for 2011 in the Athabasca Basin
✓	$6.4 million in funding provided from Korean Partners for the Cree East project ($19.0 million funded of $19.0 million) (section 2.2.1)
✓	$1.5 million in funding provided from our Japanese Partners for the West McArthur project. (section 2.2.2)
✓	$0.8 million in funding provided from WestCan Uranium Ltd. for the Grease River project (section 2.2.7)
✓	Over 20 projects covering 961,000 hectares focused on Uranium (section 1.1)
✓	Cash resources of $11.4 million (as at April 30, 2011)
✓	20,253,136 common shares issued and outstanding (August 15, 2011)
✓	Over 16,000 metres drilled in fiscal 2011
-	Cree East (11,485 metres)
-	Fond Du Lac (4,442 metres)
-	Grease River (922 metres)

1.1           Profile and Strategy
The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. As of August 15, 2011, the Company had 20,253,136 shares outstanding with a total market capitalization of $12.2 million. The Company’s shares trade on the Toronto Stock Exchange (“CVV”) are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”).

Table 1: Canadian Land Position Summary
Property / Project Name	2011 Notes	Hectares
Alberta		85,000
Arnold		14,000
Black Lake	Option with Black Lake Denesuline	16,000
Carswell		29,000
Collins Bay Extension	Option with Bayswater Uranium	39,000
Cree East	Ventured with Korean Consortium	56,000
Cree West	Ventured with Westcan Uranium	20,000
Fond Du Lac	Option with Fond Du Lac Denesuline	17,000
Grease River	Ventured with Westcan Uranium	38,000
Helmer		57,000
Hodgson		25,000
Kasmere	Awaiting licences	267,000
Key	Ventured with Westcan Uranium	6,000
Lake Athabasca		44,000
McTavish		16,000
Moon		4,000
NW Manitoba		144,000
Poplar		42,000
Waterbury		6,000
West McArthur	Ventured with Mitsubishi	36,000
TOTAL	20 Projects	961,000

In the Athabasca region of Saskatchewan, the Company controls an exploration portfolio of 20 large projects totalling over 4,000 square miles (0.96 million hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva. The Company has built a strong in-house exploration team and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) (on the West McArthur property) and with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”) and SK Networks Co. Ltd. (on the Cree East property). CanAlaska also has option arrangements with Westcan Uranium Corp. in respect of its Cree West, Key Lake and Grease River properties.

In addition, CanAlaska has entered into option agreements on the Black Lake, Fond Du Lac and Collins Bay Extension projects with other third-parties through which the Company has committed to undertake and fund the exploration work. CanAlaska plans to actively market other projects to potential partners.

CanAlaska’s commitment to the Athabasca has also resulted in its building strong ties with the local First Nations communities. The Company obtained approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In achieving this, CanAlaska has the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years. CanAlaska’s record of operational safety and environmental compliance were recognized as key contributing factors during the lengthy review and approval process.

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 4 of 28

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office), Saskatoon, SK (Field Support Office), and La Ronge, SK (Equipment Warehouse).

The Company believes that the increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices. Since 2004, CanAlaska has expended over $74 million on exploration and research towards the advancement of uranium discovery on our project areas.

    1.2            Outlook
•	Continued focus on exploration for the discovery of one or more significant uranium deposits in the Athabasca region of Northern Saskatchewan.
•	Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to deliver on this mission.
•	Completed and continuing drill programs have further defined our target zones and identified new targets for future drill programs.
•
At Cree East, our Korean Partners approved a $3.58 million winter 2011 drill program. The eighteen drill hole program, comprising approximately 7,650 metres, was split between three target zones on the property. However, in February 2011, an accident occurred at the Cree East project which suspended the 2011 winter program.

•	As at April 30, 2011, our Korean partners have contributed $19.0 million of their 19.0 million funding commitment.
•	At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska.
•	Between January and April 2011, WestCan Uranium Ltd. funded $0.8 million towards the 2011 winter drill program for the Grease River project.
•
In February 2010, after the start of the winter season, MCRC earned a 50% interest in the West McArthur project by completing the $11.0 million investment specified under the project's option agreement. Over the next five years, the joint venture is planning to expend between $3.5 - $4.2 million annually to progressively test the 7 targets which exist on the property.

•
At the Collins Bay Extension project, results from the Company’s winter drill program provided strong exploration targets for the 2011 winter season. The Company’s summer exploration program consisted of seismic profiling of the large breccia target on the property.

•	At the Fond Du Lac project, the Company will be continuing to test for the extension of the higher grade uranium mineralization intersected in the August 2009 drill program (40.2 metres @0.32% U3O8).
•	CanAlaska is also actively marketing other projects to potential partners.

     2.          MILESTONES AND PROJECT UPDATES

2.1	Overview – fiscal year 2011

●	Listed on Toronto Stock Exchange (TSX) (June 2011)
●	Closed private placement of $0.5 million (May 2011)
●	Grease River funding from WestCan Uranium of $0.08 million (April 2011)
●	West McArthur funding from MC Resources of $0.39 million (March 2011)
●	Accident at Cree East project (February 2011)
●	Four NI 43-101 reports filed (Hodgson, NW Manitoba, Grease River, and Lake Athabasca) (February 2011)
●	Grease River funding from WestCan Uranium of $0.24 million (February 2011)
●	Grease River funding from WestCan Uranium of $0.48 million (January 2011)
●	West McArthur funding from MC Resources of $0.78 million (January 2011)
●	Funding from Korean Consortium of $4.3 million for exploration at Cree East (December 2010)
●	Common share consolidation (10 old for 1 new – November 8, 2010)
●	Three NI 43-101 reports filed (Fond Du Lac, Waterbury and Carswell) (October 2010 – November 2010)
●	The participating interest in Fond Du Lac project has increased from 49% to 50%. (September 2010)
●	Westcan options CanAlaska’s Grease River property (August 2010)
●	Funding from Korean Consortium of $1.72 million for summer exploration program at Cree East (July 2010)
●	West McArthur funding from MC Resources Canada of $0.17 million (June 2010)

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 5 of 28

In July 2011, the Company announced the completion of two airborne ZTEM geophysical surveys on its wholly-owned Hodgson and Carswell projects.  The newly developed ZTEM surveys provide a new dimension for surveying electromagnetic targets, providing superior details of conductive zones at depth. The first ZTEM survey at the Hodgson project identified five areas with basement conductors. The second ZTEM survey, with covered claims on the western portion of the Carswell project confirms basement conductors in areas where previous VTEM surveys were hampered because of conductive overburden.

In June 2011, the Company reported on results from its 2011 Phase One reverse circulation and initial diamond core drilling program on the Fond Du Lac project. The exploration identified additional uranium targets proximal to the existing Fond Du Lac uranium deposit, and provided further targets for the planned 2011 Phase Two diamond drill program. Thirty-four vertical (2,895 metres) reverse circulation drill holes were completed in five soil anomaly target areas. Nine diamond drill holes were drilled at the west Fond Du Lac zone and five diamond drill holes were drilled at the main Fond Du Lac zone. The best uranium mineralization was encountered in diamond drill hole WFDL001, with 2-metres at 0.5% U3O8.

In June 2011, the Company announced the commencement of two airborne ZTEM geophysical surveys and one ground geophysical resistivity survey. The ZTEM surveys provide a new dimension for surveying electromagnetic targets and provide superior detail at depth. The first ZTEM survey is to cover the Hodgson project and the second is to cover the western portion of the Carswell project. A ground geophysical crew has moved back to the West McArthur project to complete ground resistivity surveying over Grid #1 and Grid #7.

In June 2011, the Company’s common shares were listed and commenced trading on the Toronto Stock Exchange (“TSX”).

In May 2011, the Company closed a non-brokered flow-through private placement of 418,141 common shares for gross proceeds of $0.47 million.

In March 2011, the Company commenced diamond drilling at the main Fond Du Lac project.  This phase of the drill program tested one of the targets identified by the reverse circulation drill program.  The reverse circulation drill identified a number of zones with strong hematization both above and below the unconformity.  Several of these zones have associated elevated radiometric background as well as clay-filled shear zones.

In March 2011, MC Resources Canada Ltd. advanced $0.39 million to fund the exploration program at the West McArthur property.

In late February 2011, the Company announced that an accident occurred at the Cree East project. Operations at the project have been suspended until further notice.

In February 2011, the Company filed four NI 43-101 reports. NI 43-101 reports were published for the Hodgson, NW Manitoba (previously named NE Wollaston), Grease River and Lake Athabasca projects.

In early February 2011, the Company commenced the winter drill program on the Cree East project. The eighteen drill hole program will be comprised of approximately 7,650 metres and will be split between three target zones on the property.

In February 2011, the Company commenced a three-week program of reverse circulation drilling on the Fond Du Lac project. This initial program will be followed by two further programs of diamond drilling at the Fond Du Lac “West” and Fond Du Lac “Main” projects.

In January 2011, MC Resources Canada Ltd. advanced $0.78 million to fund the exploration program at the West McArthur property.

In December 2010, the Company closed a non-brokered private placement of 1,721,708 units at $1.60 per unit for gross proceeds of $2.75 million. The Company also closed a non-brokered flow-through private placement of 446,167 units at $1.60 per unit for gross proceeds of $0.71 million.

In December 2010, the members of the Korean Consortium have advanced $4.3 million to fund the exploration program on the Cree East property.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 6 of 28

In November 2010, the Company’s common shares commenced trading on a consolidated basis of one post-consolidation common share for every 10 pre-consolidation common shares.  The approximately 172 million common shares of the Company outstanding were reduced to approximately 17.2 million common shares.  No fractional shares were issued.  Any fractions of a share were rounded down to the nearest number of common share that was a multiple of 10.  The exercise price and the number of common shares issuable under any of the Company’s outstanding warrants and stock options were proportionately adjusted on consolidation. All reference to common shares, stock options, warrants and per share amounts for all periods have been adjusted retrospectively to reflect the common share consolidation.

In October and November 2010, the Company filed a total of three NI 43-101 reports. One NI 43-101 report was filed in October for the Fond Du Lac project and two NI 43-101 reports were filed in November, one for the Waterbury project and the other for the Carswell project.

In September 2010, the Company reported on its Cree East summer drill program where a total of 10,060 metres was drill over twenty two drill holes. The drilling targeted three areas, Zone A, G and H.  In Zone A and G, the drill holes progressively intersected broken rock and disaggregated sandstone overlying hydrothermal clay alteration and hematite-rich uranium bearing zones.  There is significant basement-hosted uranium mineralization within drill holes across the postulated trend of the mineral belt through Zone G in the southern portion of the property.

In September 2010, the Company reported on its summer exploration surveys. At the Company’s Collins Bay Extension project, geophysical staff carried out detailed waterborne seismic surveys across the large target south of Blue Island.  This profiling was extended in the shallow offshore area west of the Rabbit Lake Mine, where CanAlaska had previously completed sediment sampling.  On the Grease River project, detailed mapping of outcrops and historical trenches on the Shearika Ridge prospect was tied into a close-spaced radiometric grid survey in preparation for a diamond drill program in 2010-2011.

In September 2010, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project.

In August 2010, the Company reported on its exploration activities at the Collins Bay Extension project, with assay results from Fife Island, where drilling in April 2010 established multiple uranium bearing zones, and the commencement of seismic profiling of the Blue Island diatreme target.  Uranium mineralization in drill core from hole CBX002 measured 4.7 metres assaying 0.043% U3O8, where stringer zones of uranium mineralization were identified within a north west trending fault splay at the Vic zone on Fife Island.

In August 2010, the Company executed an option agreement with Westcan to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.

In July 2010, the Company commenced a property wide deep penetrating airborne ZTEM survey on the West McArthur project.  The survey will cover the majority of the property, including current drill targets at Grid 1 and Grid 2, as well as the developing target at Grid 5.  The ZTEM survey will provide additional information on these areas as well as look for additional similar targets for future exploration planning.

In June 2010, the Company commenced the summer operations for further intensive diamond drilling on the Cree East project.  The twenty drill hole campaign, comprising approximately 9,000 metres, will be split between the targets at Zone A and Zone G on the property.

In June 2010, the Company reported results from the winter drill program at the West McArthur project and the commencement of additional summer 2010 exploration.  Of particular note is uranium mineralization in two holes.  Drill hole WMA022: (0.5 metres @ 0.013% U3O8 in the basement (888.1-888.6 metres)) and drill hole WMA024: (0.5 metres @ 0.018% U3O8 in sandstone (729.4-729.9 metres)).

 www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 7 of 28

2.2           Project Updates

Overview
The Company currently has over 20 projects within the Athabasca Basin area and has carried our exploration programs on five of these in the past year. In fiscal 2011, the Company spent $9.7 million on exploration work in the Athabasca Basin. The two largest exploration projects were at West McArthur and at Cree Lake.

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on the Cree East project.

Table 2: ($000's)	Quarterly								Year Ended
Total Deferred Exploration	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11
Camp Cost & Operations	154	360	206	1,124	260	262	214	556	1,844	1,292
Drilling	418	52	94	1,983	508	893	59	1,382	2,547	2,842
General & Admin	117	89	126	135	52	39	54	100	467	245
Geochemistry	24	57	5	61	77	71	10	52	147	210
Geology	241	197	179	445	245	378	124	294	1,062	1,041
Geophysics	466	427	370	936	302	463	99	1,639	2,199	2,503
Other	317	226	743	(299)	462	419	264	506	987	1,651
Gross Expenditures	1,737	1,408	1,723	4,385	1,906	2,525	824	4,529	9,253	9,784
Reimbursement/Write-offs	(91)	(328)	(398)	(1,353)	(184)	(189)	(165)	(1,420)	(2,170)	(1,958)
Net Expenditures	1,646	1,080	1,325	3,032	1,722	2,336	659	3,109	7,083	7,826

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

2.2.1        Cree East Project, Saskatchewan – Korean Consortium
Cree East is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totalling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2011, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, fiscal year ended, and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska for intellectual property associated with the project.

Due to the nature of the partnership agreements, the Company accounts for the joint venture as a variable-interest entity (“VIE”), and fully consolidates the joint venture and shows the Korean Consortium’s contributions as a non-controlling interest on CanAlaska’s consolidated balance sheet.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 8 of 28

Table 3: ($000's)	Quarterly								Year Ended
Cree East Project	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	8	145	123	379	227	222	203	161	655	813	2,898
Drilling	-	-	58	842	522	891	26	367	900	1,806	5,370
General & Admin	37	39	33	14	15	8	10	32	123	65	376
Geochemistry	5	6	2	27	23	45	9	9	40	86	492
Geology	27	17	19	184	151	178	38	76	247	443	1,210
Geophysics	361	285	55	262	51	83	60	356	963	550	3,034
Management Fees	45	50	35	178	111	152	38	110	308	411	1,313
Other	40	30	88	99	131	104	76	96	257	407	1,317
Net Expenditures	523	572	413	1,985	1,231	1,683	460	1,207	3,493	4,581	16,010

In June 2011, the Company announced the results for the three holes drilled at the Cree East project during winter 2011 exploration. The eighteen hole winter drill program, which was to be comprised of approximately 7,650 metres of drilling split between three target zones on the property, was suspended following a fatal accident with a crew member of our drill contractor. Operations at the project are due to continue and the Company is planning to continue the drill programs and additional geophysics in December 2011 and January 2012.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

2.2.2         West McArthur Project, Saskatchewan – Joint Venture - MC Resources Canada Ltd.
The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares.

Table 4: ($000's)	Quarterly								Year Ended
West McArthur Project	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	4	3	51	432	6	6	4	-	490	16	2,611
Drilling	-	-	36	749	-	-	34	-	785	34	5,508
General & Admin	25	11	18	34	33	27	30	26	88	116	1,898
Geochemistry	2	5	-	26	12	8	-	-	33	20	283
Geology	31	17	55	136	66	36	14	15	239	131	681
Geophysics	4	7	281	406	165	147	16	977	698	1,305	4,398
Other	30	24	230	197	45	24	20	59	481	148	1,408
Gross Expenditures	96	67	671	1,980	327	248	118	1,077	2,814	1,770	16,787
Reimbursement	(91)	(57)	(398)	(2,005)	(169)	(129)	(59)	(563)	(2,551)	(920)	(13,214)
Net Expenditures	5	10	273	(25)	158	119	59	514	263	850	3,573

During 2011, the Company carried out a deep penetrating ZTEM survey across the project. This initial survey was followed up by intensive geophysical surveying on four grid areas across the property for a total budget of $2.6 million. This geophysical survey, work which includes ground EM surveys and ground resistivity surveys, commenced in winter 2011 and has continued into summer 2011.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 9 of 28

On the property, there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

Included within other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

2.2.3         Poplar Project, Saskatchewan
The Poplar project, comprising approximately 42,000 hectares, was staked by the Company in 2006 and covers all of the northern edge of the Athabasca Basin located between CanAlaska’s Helmer and Lake Athabasca projects.

The Company MOU with East Resource Inc. (“ERI”) on the Poplar project has now lapsed. The Company carried out its own airborne geophysical work across the central eastern portion of the property in Q311 and prepared further technical studies for the Felix Bay area of the property.

Table 5: ($000's)	Quarterly								Year Ended
Poplar Project	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	2	152	11	1	1	-	-	2	166	3	809
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	16	9	5	17	(4)	-	2	7	47	5	345
Geochemistry	-	12	-		-	-	-	-	12	-	139
Geology	25	45	12	9	1	-	3	4	91	8	392
Geophysics	12	1	5	-	-	-	-	118	18	118	1,797
Other	20	97	2	-	-	-	6	-	119	6	310
Gross Expenditures	75	316	35	27	(2)	-	11	131	453	140	3,792
Reimbursement	-	(270)	-	-	-	-	-	-	(270)	-	(3,210)
Net Expenditures	75	46	35	27	(2)	-	11	131	183	140	582

2.2.4            Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation
In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 17,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska may earn a 50% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company is committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($130,000 paid) and 40,000 shares (40,000 issued).

Table 6: ($000's)	Quarterly								Year Ended
Fond Du Lac Project	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	100	53	9	9	22	3	5	253	171	283	804
Drilling	224	52	-		1	-	-	757	276	758	1,419
General & Admin	6	23	39	2	1	1	2	13	70	17	190
Geochemistry	8	24	1	4	35	12	-	35	37	82	200
Geology	94	40	43	7	-	1	21	123	184	145	510
Geophysics	18	9	4	1	-	-	1	100	32	101	585
Option Payments	-	-	-	-	-	98	-	-	-	98	215
Other	47	65	23	11	53	-	39	45	146	137	471
Net Expenditures	497	266	119	34	112	115	68	1,326	916	1,621	4,394

 www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 10 of 28

In Q111, the Company was focused on interpretation of the drilling data. In Q211, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project.

In October 2010, an NI 43-101 technical summary report was published for the Fond Du Lac project.  This report, available on SEDAR and EDGAR databases for public viewing, provides detailed information on the current state of the project.

In Q311, the Company began a program of reverse circulation drilling on the Fond Du Lac project, concentrating on geochemical targets outside of the current mineral deposit. This program will continue until late March 2012. Currently, 34 drill holes have been completed. At the same time a localized airborne EM survey was carried out over the Fond Du Lac west area. A short program of diamond drilling was carried out on the Fond Du Lac west zone to test a 2 km long conductor zone, which had previously been drilled in the 1950’s. Limited uranium mineralization was discovered and the drill returned for a short drill program to test the north-south structure indicated by the first mineralized reverse circulation drill holes. The anticipated winter drill program at Fond Du Lac was delayed following the relocation of the diamond drill to the nearby Grease River project. Results from this Fond Du Lac reverse circulation drilling were released after compilation in Q112.

2.2.5         Black Lake Project, Saskatchewan – Optioned from Black Lake Denesuline First Nation
In December 2006, the Company acquired from the Black Lake Denesuline First Nation an option to earn a 49% interest in the project which covers approximately 16,000 hectares. To earn its interest, the Company must make payments totalling $130,000 (paid), issue 30,000 shares (issued) and incur exploration expenditures of $2 million ($1.7 million incurred; July 2010: $0.7 million; July 2011: $1.2 million; July 2012: $2.0 million).

Table 7: ($000's)	Quarterly								Year Ended
Black Lake Project	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	39	1	-	-	-	-	-	-	40	-	199
Drilling	194	-	-		-	-	-	-	194	-	366
General & Admin	6	3	1	-	-	-	-	-	10	-	99
Geochemistry	9	-	-		-	-	-	-	9	-	50
Geology	30	1	8	1	-	-	-	-	40	-	234
Geophysics	43	1	-	-	-	-	-	-	44	-	327
Option Payments	52	-	-	-	6	-	-	-	52	6	181
Other	32	2	8	11	10	-	-	-	53	10	194
Net Expenditures	405	8	17	12	16	-	-	-	442	16	1,650

In Q110 and Q112, the Company paid $51,628 and $22,298 respectively to Indian and Northern Affairs Canada on behalf of the Black Lake Denesuline First Nations. These payments were offset against future options payments. During fiscal 2011, only limited activity was undertaken on the project. A summer program of mapping and sampling was carried out in July 2011.

2.2.6	Collins Bay Extension Project – Optioned from Bayswater Uranium
In July 2009 and subsequently amended March 2011, the Company entered into an option agreement with Bayswater Uranium Corporation to commence exploration on the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in Saskatchewan. CBX, which covers approximately 39,000 hectares, contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4.0 million in exploration expenditures within 6 years, and by issuing a total of 50,000 (10,000 issued) shares to Bayswater over the same period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2.0 million in exploration expenditures over a further period of 3 years.
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CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 11 of 28

Table 8: ($000’s)			Quarterly							Year Ended
Collins Bay Extension Project	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	1	5	9	180	1	11	-	2	195	14	210
Drilling	-	-	-	279	(15)	-	-	-	279	(15)	264
General & Admin	1	-	6	1	1	-	1	3	8	5	13
Geochemistry	-	-	-	2	5	3	-	-	2	8	10
Geology	6	13	6	51	14	21	36	2	76	73	148
Geophysics	1	-	2	139	17	159	21	8	142	205	346
Option Payments	8	-	-	-	-	-	-	-	8	-	8
Other	6	3	15	152	11	2	47	52	176	112	289
Net Expenditures	23	21	38	804	34	196	105	67	886	402	1,288

In Q111 and Q211, the Company carried out a seismic survey profiling of the lake and basement terrain across the Blue Island target. This profiling identified major structures within the diatreme. The Company had constructed drill roads for the winter works, but the drill program was cancelled due to a delay by permitting and then by poor ice conditions. Bayswater acceded to a request to push out the current property agreement payments and work dates for one year due to force majeure.

2.2.7         Grease River Project, Saskatchewan - Optioned to Westcan Uranium
The Grease River project covers approximately 38,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

In August 2010, the Company executed an option agreement with Westcan Uranium Ltd. (“Westcan”) (formerly International Arimex Resources Inc.) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4.5 million by December 2013. The Company will act as the operator for the exploration project and will earn a management fee of 10% on the exploration expenditures incurred. In November 2010, the Company received 804,808 common shares from Westcan as part of the option agreement.

Table 9: ($000's)	Quarterly								Year Ended
Grease River Project	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	-	-	-	-	-	17	-	137	-	154	719
Drilling	-	-	-	-	-	2	-	258	-	260	306
General & Admin	8	-	2	9	-	2	3	2	19	7	365
Geochemistry	-	-	-	-	-	2	-	5	-	7	118
Geology	15	6	2	-	4	111	2	49	23	166	1,293
Geophysics	-	-	-	-	-	3	-	68	-	71	315
Other	5	2	-	-	-	16	2	133	7	151	461
Gross Expenditures	28	8	4	9	4	153	7	652	49	816	3,577
Reimbursement	-	-	-	-	-	(50)	(82)	(759)	-	(891)	(2,800)
Net Expenditures	28	8	4	9	4	103	(75)	(107)	49	(75)	777

In January 2011, Westcan approved a $0.8 million winter drill program for the Grease River project. Between January 2011 to April 2011, the Company received $0.8 million in funds from Westcan.

In February 2011, an NI 43-101 technical summary report was published for the Grease River project.  This report is available on SEDAR and EDGAR databases for public viewing.

     www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 12 of 28

An airborne survey was carried out across the eastern portion of the project in the vicinity of the Bradley showing in February 2011. Drilling was carried out on the project in March 2011.  A total of 6 drill holes (796 metres) tested the surface uranium mineralization in the intrusive dyke system in the Shearika ridge area, and two drill holes (126 metres) tested the eastern “Bradley Showing”, where there is uranium mineralization in sediments. Assay results were released in July 2011.

In August 2011, the option agreement with WestCan for the Grease River project was terminated.

2.2.8         Cree West Project, Saskatchewan – Optioned to Westcan Uranium
The Cree West project comprises a 100% interest in 6 mineral claims (approximately 20,000 hectares) located 70 kilometres northwest of the Key Lake uranium mine and between 25 and 57 kilometres north of the south rim of the Athabasca Basin. In April 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4.0 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares and expending a minimum of $1.0 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2011, Westcan had contributed $0.8 million towards exploration expenditures.

On July 2010, the Company extended the option agreement for a period of one year beginning on August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company on November 2010.

An airborne magnetic and electromagnetic survey was carried out in 2006 and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets.  Only minimal activity occurred through fiscal 2010 and 2011.

In August 2011, WestCan’s earn-in option for the Cree West project expired.

2.2.9           Key Lake Project, Saskatchewan – Optioned to Westcan Uranium
The Key Lake project comprises of 5 mineral claims in three separate blocks totalling approximately 6,000 hectares located within 15 kilometres of the formerly producing Key Lake uranium mine. In March 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2011, Westcan had contributed $ 0.9 million towards exploration expenditures.

On July 2010, the Company extended the option agreement for a period of one year beginning on August 2010 in consideration of 125,000 common shares of Westcan.  The common shares of Westcan were received by the Company on November 2010.

In winter 2007, three holes costing $0.2 million were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. Only minimal activity occurred through fiscal 2010 and 2011.

In August 2011, WestCan’s earn-in option for the Key Lake project expired.

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CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 13 of 28

2.2.10       Helmer Project, Saskatchewan
The Helmer Project comprises of a contiguous block of 15 mineral claims totalling approximately 57,000 hectares in the central part of the north rim of the Athabasca Basin, southwest of Fond Du Lac and 50 kilometres southeast of Uranium City.

In Q410, the Company drill tested a group of targets along the Grease River fault, which were modeled from airborne EM and gravity surveys. The target area is just south of CanAlaska’s Fond Du Lac project and is located on the eastern part of the Helmer project. Previous airborne surveys provided strong evidence of conductive targets in the lower levels of the Athabasca sandstone, immediately above a strong zone of dislocation in the Grease River fault system. The target was tested with one drill hole, but no significant mineralization was recorded. The Company did not carry out work on the property in 2011.

2.2.11        Lake Athabasca Project, Saskatchewan
The Lake Athabasca project comprises of 12 contiguous mineral claims totalling approximately 44,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Uranium Mine. About 8% of the property area is comprised of islands located south of the Crackingstone Peninsula.

Drilling began in winter 2007. These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 kilometres to the south-east. In early winter 2008, the Company completed five more drill holes at three new targets near Johnston Island. Two holes targeted uranium mineralization in basement intrusive rocks. Holes near Johnston Island focused on known mineralized zones. The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity. Additional drilling is currently being considered.

In February 2011, an NI 43-101 technical summary report was published for the Lake Athabasca project. This report is available on SEDAR and EDGAR databases for public viewing. There was no other work carried out on the project in 2011

2.2.12       NW Manitoba, Manitoba (formerly NE Wollaston Project, Manitoba)
NW Manitoba comprises of mineral claims of approximately 144,000 hectares and lie between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium Mines. The geological targets across the NW Manitoba project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin. There is clear observation of late replacement pitchblende mineralization in vein zones, fractures and as disseminations in host rocks. There is also evidence of more-disseminated mineralization across stratigraphic horizons and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued in 2006 with airborne surveys, systematic prospecting, geochemical and geophysical surveys. The highlight was the discovery of extensive uranium-mineralized belts, either within, or cutting across all rock types in the area. The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties. However, further detailed work was carried out in the summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1.6 million. In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

Table 10: ($000's)	Quarterly								Year Ended
NW Manitoba Project	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	Apr-10	Apr-11	LTD
Camp Cost & Operations	-	-	1	-	-	2	1	-	1	3	1,367
Drilling	-	-	-	-	-	-	-	-	-	-	373
General & Admin	8	-	2	1	(5)	-	4	-	11	(1)	706
Geochemistry	-	-	-	-	-	-	-	-	-	-	797
Geology	-	8	1	1	2	16	5	-	10	23	2,336
Geophysics	-	-	-	-	-	-	-		-	-	906
Other	2	7	5	4	10	21	20	21	18	67	238
Net Expenditures	10	15	9	6	7	39	30	21	40	97	6,724

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CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 14 of 28

Further exploration on the project awaited the conclusion of land use consultations between the Province of Manitoba and local First Nations communities and on March 2010, the Manitoba Government issued exploration permits for ground work and drilling on the property. Community consultation is ongoing with the aim to complete a MOU with the community by Q212.

In February 2011, an NI 43-101 technical summary report was published for the NW Manitoba project.  This report is available on SEDAR and EDGAR databases for public viewing.

2.2.13       McTavish Project, Saskatchewan
The McTavish project covers 16,000 hectares. The claims are centered approximately 50 kilometres southeast of the McArthur River mine and 40 kilometres northwest of the Key Lake mine, with the south-eastern claim located approximately 10 kilometres due west of Cameco Corp.’s Millennium uranium deposit. Work-to-date includes summer 2006 ground-based sampling/lake sediment analysis, and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007.

In August 2009, the Company announced that it had entered into an option agreement with Prodigy Gold Incorporated ("Prodigy") (formerly Kodiak Exploration Limited) on the McTavish project. Prodigy has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest, Prodigy must complete $4.0 million in exploration and issue 1,000,000 (150,000 issued) Prodigy shares to CanAlaska over a period of five years.

Prodigy carried out ZTEM airborne geophysical surveys across the property in September 2009 and carried out a drill program consisting of two holes in March and April 2010. Prodigy terminated the option, with advance payments for assessment in March 2011.  The Company is marketing the project for further drilling in the vicinity of the zones drill tested by Prodigy.

2.2.14           Carswell Project, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 125,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area adjacent to its Carswell property. Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

The option payment amount of $200,000 in Q310 represents the fair value of the 125,000 CanAlaska common shares issued to Hawk Uranium Inc. as part of our option agreement.

In November 2010, an NI 43-101 technical summary report was published for the Carswell project. This report is available on SEDAR and EDGAR databases for public viewing. In June 2011, the Company contracted for a ZTEM airborne geophysical survey of the project.

2.2.15           Other Projects
For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Property” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

Table 11 Other projects update	Status	Recent work undertaken
Waterbury	Seeking Venture Partner	43-101 report completed
Hodgson	Seeking Venture Partner	ZTEM survey commissioned June 2011
Moon	Seeking Venture Partner	Follow-up ground geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	New ZTEM surveys completed
Kasmere	Under application	Exploration permits pending
Rainbow Hill AK	Option to District Gold terminated in December 2009	No significant work undertaken
Zeballos	Under review for purchase
Glitter Lake	Disposed, NSR retained
Rise and Shine, NZ	10 year lease expired on Oct 2010	New Lease applied
Reefton Property, NZ	Seeking Venture Partner	Ground survey and mapping completed

CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 15 of 28

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., has re-applied for a lease over the Rise and Shine project, covering the Rise and Shine shear zone, located north of Cromwell, Otego, New Zealand, following the termination of the previous lease at the 10 year expiry date. The joint venture with Oceana Gold was terminated with the expiry of the lease on October 2010. Glass Earth who had previously entered into an agreement with CanAlaska to purchase an interest in Golden Fern gave notice of termination of their earn-in to Golden Fern in June 2010. The Company has no certainty as to the allocation of a new lease by the New Zealand Government.

Golden Fern Resources is carrying out mapping and sampling work on the Reefton lease, EP 40677, located in the Reefton District, west coast South Island New Zealand, which is held 100% by the Company.

3.               FINANCIAL POSITION

3.1 Cash and Working Capital

Table 12: ($000’s) Cash and Working Capital	Apr-10	Apr-11
Cash and cash equivalents	8,722	11,416
Accounts receivable and prepaid expenses	1,148	422
Available-for-sale securities	261	559
Accounts payable and accruals	(1,626)	(2,461)
Working capital	8,505	9,936

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $3.5 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 4 of the consolidated financial statements for further details.

Included within accounts receivable and prepaid expenses is approximately $0.3 million in GST refunds. The decrease from April 30, 2010 is due primarily to a decrease in the GST receivable account.

The increase in available-for-sale securities is a result of marking the securities to market and recording the increase in other comprehensive income.

The increase in accounts payable can be attributed to the drill program and geophysics program that was undertaken in the fourth quarter that remained unpaid at April 30, 2011.

3.2	Other Assets and Liabilities

Table 13: ($000’s) Other Assets and Liabilities	Apr-10	Apr-11
Property and equipment	743	616
Mineral property interests (section 2.2)	46,245	54,142
Reclamation bonds	391	343
Future income tax liability	(3,399)	(3,596)

Deferred costs associated with mineral property interests increased during the period principally as a result of exploration expenditures on Cree East, West McArthur, Fond Du Lac and Colins Bay Extension (refer to section 2).

Reclamation bonds decreased principally as a result of bonds being refunded (Misty Lake, Key Lake, Moon, Helmer and Arnold claims) with the Saskatchewan Government.

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CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 16 of 28

The non-controlling interest represents the total funding from our Korean partners for their contributions towards the partnership. It also includes $1.0 million that was contributed for Intellectual Property of which $0.6 million was contributed during the formation of the Partnership and $0.4 million was contributed in December 2010 that was purchased from CanAlaska. An additional $1.7 million was received from our Korean Partners during the first quarter to fund a summer exploration program at Cree East. In December, another $4.3 million was received from our Korean Partners to fund the 2011 exploration program of which $1.6 million was used and the balance will be held for future exploration programs.

3.3	Equity and Financings

Table 14: ($000’s) Shareholders’ Equity	Apr-10	Apr-11
Common shares	60,878	65,182
Contributed surplus	9,665	9,798
Accumulated other comprehensive income	10	267
Deficit	(30,668)	(32,806)
	39,885	42,411
Non-controlling interest	(12,600)	(19,000)
	52,485	61,441

Table 15: (000’s) Equity Instruments	Apr-10	Apr-11
Common shares outstanding	17,187	19,830
Options outstanding
Number	2,094	1,790
Weighted average price	$3.20	$1.03
Warrants outstanding
Number	2,847	3,439
Weighted average price	$3.20	$2.44

Equity instruments

The Company has an unlimited amount of authorized common shares without par value. As of April 30, 2011 the Company had 19,829,995 common shares outstanding.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500.

In February 2011, the Company issued 20,000 common shares from the exercise of stock option for gross proceeds of $20,000.

In January 2011, the Company issued 373,250 common shares from the exercise of stock options for gross proceeds of $373,250.

In December 2010, the Company issued 1,721,708 ordinary units for gross proceeds of $2,754,733.  Each unit consists of one common share and one-half of a share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date, at a price of $1.90 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $205,499 using the Black Scholes model.  A finder’s fee of $119,055 in cash, 31,250 common shares and 136,192 warrants were issued in connection with the financing.

In December 2010, the Company issued 446,167 flow-through units for gross proceeds of $713,867. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date at a price of $1.90 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $53,254 using the Black Scholes model.  A finder’s fee of $29,280 in cash and 18,300 warrants were issued in connection with the financing.

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CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 17 of 28

In November 2010, the Company issued 26,000 common shares from the exercise of stock options for gross proceeds of $26,000.

On September 23, 2010, shareholders approved a share consolidation of ten to one.  The shares of the Company began trading on a consolidated basis on November 8, 2010. All references to common shares, stock options, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

In September 2010, the Company issued 20,000 common shares under the amended option agreement for the Fond Du Lac project.

In July 2010, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

During the 2011 fiscal year, the Company renounced its expenditures in respect of the flow-through units and recognized the future income tax liability and decreased share capital by $0.2 million.

Table 16: Proceeds from Financings
Date	Type	Intended Use	Actual Use
May 2011	$0.5 million – 418,141 flow through units	Uranium exploration in Saskatchewan	As Intended
December 2010	$2.75 million – 1,721,708 ordinary units	Uranium exploration in Saskatchewan	As Intended
December 2010	$0.71 million – 446,167 flow-through units	Uranium exploration in Saskatchewan	As Intended
December 2009	$1.90 million – 1,089,757 ordinary units	Uranium exploration in Saskatchewan	As Intended
December 2009	$0.81 million – 387,630 flow-through units	Uranium exploration in Saskatchewan	As Intended
November 2009	$2.25 million – 1,071,443 flow-through units	Uranium exploration in Saskatchewan	As Intended
October 2009	$0.25 million - 119,000 flow-through units	Uranium exploration in Saskatchewan	As Intended
August 2009	$1.0 million - 582,676 flow-through units	Uranium exploration in Saskatchewan	As Intended

4. EXPENDITURES REVIEW

Certain comparative figures in this table have been reclassified to conform to current period’s presentation. As required under NI 51-102, CanAlaska as a venture issuer without significant revenue is required to provide a breakdown of its material components of capitalized or expensed exploration costs (refer to section 2 of this MD&A and note 7 of the audited consolidated financial statements) and a breakdown of the material components of general and administration expenses (refer below).

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CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 18 of 28

Table 17: ($000’s)	Quarterly								Year End
Quarterly Loss and Expense Summary	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	2010	2011
Revenue	-	-	-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration expenditures	126	69	201	(76)	74	3	129	17	320	223
Mineral property write-offs	-	-	-	349	-	-	-	-	349	-
Equipment rental income	(16)	(74)	(22)	(155)	(60)	(75)	(78)	(90)	(267)	(303)
Net option payments	75	-	-	-	-	(6)	-	-	75	(6)
	185	(5)	179	118	14	(78)	51	(73)	477	(86)
Other Expenses (Income)
Consulting, labour and professional fees	297	263	477	401	272	269	457	301	1,438	1,299
Depreciation and amortization	48	49	59	55	44	44	45	45	211	178
(Gain)/loss on disposal	-	-	-	-	-	-	-	(11)	-	(11)
Foreign exchange loss (gain)	2	7	2	5	(2)	(2)	1	7	16	4
Insurance, licenses and filing fees	65	15	21	2	18	49	20	43	103	130
Interest income	(30)	(30)	(13)	(15)	(38)	(15)	(26)	(11)	(88)	(90)
Other corporate cost	33	87	44	72	35	32	53	39	236	159
Investor relations and presentations	10	35	28	17	13	56	46	48	90	163
Rent	50	47	34	36	36	38	31	13	167	118
Stock-based compensation	350	371	222	109	49	485	178	7	1,052	719
Travel and accommodation	6	24	33	22	7	23	34	30	85	94
Impairment and loss on disposal of available-for-sale securities	-	-	-	89	-	-	-	(28)	89	(28)
Management fee	(54)	(63)	(70)	(252)	(126)	(164)	(42)	(228)	(439)	(560)
	777	805	837	541	308	815	797	255	2,960	2,175
Net loss before taxes	(962)	(800)	(1,016)	(659)	(322)	(737)	(848)	(182)	(3,437)	(2,089)
Future income tax (expense) recovery	138	107	198	18	61	57	150	(317)	461	(49)
Net loss after tax	(824)	(693)	(818)	(641)	(261)	(680)	(698)	(499)	(2,976)	(2,138)
Unrealized (gain) loss on available- for-sale securities	48	6	(22)	(33)	(50)	12	(156)	(63)	(1)	(257)
Comprehensive loss	(872)	(699)	(796)	(608)	(211)	(692)	(542)	(436)	(2,975)	(1,881)
Loss per share	(0.06)	(0.05)	(0.05)	(0.03)	(0.02)	(0.04)	(0.04)	(0.02)	(0.19)	(0.12)

As the Company is in a loss position the basic loss per share and diluted loss per share are equivalent and therefore only loss per share is presented in the above table.

Net indirect exploration expenses are the costs associated with running CanAlaska’s field operation office in Saskatoon, SK and our warehouse in La Ronge, SK and payroll and related costs of our exploration teams where they are not directly chargeable to an exploration project. The negative net indirect exploration expense in Q410 is a result of a reallocation of exploration costs which were directly allocated to specific projects in the period.

In Q410, the Company recorded property write-downs on two of its projects (Ford Lake and Camsell) where it chose not to renew its permits. In Q111, the Company recorded a write-down on its Misty Lake project of $367 when it withdrew its exploration permit application. No other property write down were recorded for the remainder of the year.

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Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. The equipment rental income in Q311 and Q411 are consistent with the summer and winter drilling programs.

Net option payments in Q110 is an expense as a result of the Company writing-off the option payments from District Gold on the Rainbow Hill property in Alaska, USA. The Company had previously accrued for these receivables.

Consulting, labour, and professional fees were lower in fiscal 2011 compared to fiscal 2010.  The decrease was primarily attributed to a decrease in salaried expenses.

Insurance, licenses and filing fees were consistent in Q411 and Q410.

Investor relations expenses were higher in Q411 compared to Q410. In Q211, the Company retained the services of an established Canadian investor relations firm.

In Q410, a permanent impairment on its available for sales securities of $89,000 was recorded. In Q411, the Company realized a gain of $28,000 from the sale of its available-for-sale securities. The increase in available-for-sale securities on the balance sheet at year end is a result of marking the securities to market and recording the increase in other comprehensive income with no permanent impairment recorded.

Management fees increased from 2010 to 2011. This was primarily due to the increase in our exploration activities. In Q411, the Company had winter drill programs at Cree East, Fond Du Lac and Grease River projects. In Q410, the Company had winter drill programs at Cree East, West McArthur, Collins Bay and Helmer.

5.              CASHFLOW REVIEW

As of April 30, 2011, the Company had $11.4 million in cash and cash equivalents and working capital of $9.9 million and as of April 30, 2010, the Company had $8.7 million in cash and cash equivalents and working capital of $8.5 million.

5.1           Operating Activities
The Company’s operating activities resulted in net cash inflows of $0.3 million and outflows $1.5 million for the fiscal years ended April 30, 2011 and 2010 respectively.

5.2           Financing Activities
Financing activities resulted in net cash inflows of $10.1 million for the fiscal year ended April 30, 2011. During the fiscal year ended 2011, the Company received net proceeds of $3.3 million from flow-through and ordinary unit financings completed in December 2010, cash contributions of $6.4 million from our Korean joint venture partners and proceed of $0.4 million from stock option exercises. Financing activities resulted in net cash inflows of $10.9 million for the fiscal year ended April 30, 2010. During the fiscal year ended 2010, the Company received net proceeds of $5.9 million from flow-through and ordinary unit financings completed between August and December 2009 and cash contributions of $5 million from our Korean joint venture partners.

5.3           Investing Activities
Investing activities resulted in net cash outflows of $7.8 million for the fiscal year ended April 30, 2011 (April 30, 2010: $7.1 million) as the Company continued to invest in the exploration of its Athabasca Basin properties.

6.             OTHER MATTERS
For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2011, which are available on the Company’s website at www.canalaska.com.

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6.1           Related Party Transactions

Table 18: Proceeds from Financing $000's	2011	2010	2009
Engineering and consulting fee to the Vice-President Exploration	205	237	185
Accounting fees to a company controlled by the former Chief Financial Officer	-	4	60
Accounting fees to a company controlled by the former Chief Financial Officer	-	135	-
Consulting fees to a company controlled by the Chief Financial Officer	82	7	-

The Vice-President Exploration currently provides his services through a consulting company.

Two former Chief Financial Officers had billed their time through consulting companies and the current Chief Financial Officer provides his service through a consulting company as well and is disclosed above.

All transactions are recorded at the amounts agreed upon by the two parties.

Effective November 2010, each outside director is entitled to receive $15,000 annual retainer, $700 per directors meeting and $600 per committee meeting. Committee chairs are entitled to receive an additional $1,500 and the audit committee chair is entitled to an additional $2,500. Prior to November 2010, each outside director was entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $75,639 (2010: $70,980) has been paid/accrued to directors. At year end, $7,887 (2010: $8,465) is owing to directors.  This is due on demand and non-interest bearing.

6.2            Financing
Management believes that the funds on hand at April 30, 2011 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its projects.

6.3           Critical Accounting Estimates

6.3.1        Mining Properties and Deferred Exploration Expenditures
Mining property acquisition costs and related direct exploration and development expenditures, net of recoveries, are deferred until the properties are placed into production. These net costs will be amortized against income using the unit-of-production method based on estimated recoverable reserves if the properties are brought into commercial production, or written off if the properties are abandoned, or sold, or the carrying value is determined to be in excess of possible recoverable amounts. The recoverability of amounts shown for mining properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying claims, the ability of the Company to obtain financing to complete development of the properties and on profitability of future production or proceeds from the disposition of the properties.

Mineral properties are reviewed for possible impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When events or changes in circumstances suggest possible impairment, estimated future net cash flows for a mine or development project are calculated using estimated future prices, mineral resources and operating and capital costs are calculated on an undiscounted basis. When estimated future undiscounted cash flows are less than the carrying value, the asset is considered impaired. Reductions in carrying values are recorded to the extent the book values exceed the fair values of the mining properties. Recoverable value is estimated based upon current exploration results and upon management’s assessment of the future probability of positive cash flows from the property or from the sale of the property.

6.3.2        Stock-Based Compensation Plan
The Company has in effect a Stock Option Plan. Stock options awarded are accounted for using the fair value-based method. Fair value is calculated using the Black Scholes model with the assumptions described in the notes to the financial statements. These assumptions are estimated by management based on available information and may be subject to change.

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6.4           Disclosure Controls and Internal Control Financial Reporting
The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to address all the requirements of internal controls over financial reporting. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

6.5           Forward Looking Statements
Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.6           Recently Adopted Standards and Future Accounting Changes
There were no changes in significant accounting policies of the Company for the fiscal year ended April 30, 2011, except as noted below and noted in the Company’s audited financial statements.

IFRS Assessment and Conversion Plan
In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2012 and apply them to its opening May 1, 2010 balance sheet.

The Company’s IFRS implementation project consists of three primary phases which will be completed by a combination of in-house resources and external consultants.

•
Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

•
Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

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CanAlaska Uranium Ltd. – MD&A April 30, 2011	Page 22 of 28

•
Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Corporation to collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.

The table below summarizes the expected timing of key activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	Completed
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	Completed
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Completed
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	In progress, completion expected during Q1 2012
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	In progress, completion expected during Q1 2012
Management and employee education and training	Throughout the transition process
Quantification of the Financial Statement impact of changes in accounting policies	Throughout 2011 and Q112

Financial reporting expertise and communication to stakeholders
The Company’s senior finance staff has obtained sufficient knowledge of IFRS to implement conversion without any external assistance. The Company has also provided Audit Committee members with detailed project scoping, timelines and deliverables. The Audit Committee will continue to receive periodic presentations and project status updates from management.

The Company has completed the diagnostic phase and will continue to review and update its preliminary conclusions from the diagnostic phase during 2010 and 2011 as new facts emerge. The differences that have been identified in the diagnostic phase and their estimated impact at May 1, 2010 are summarized below.

a) Transitional Impact on Financial statement presentation and classification
The Company’s financial statements will have a different format upon transition to IFRS.

The components of a complete set of IFRS financial statements are: statement of financial position (balance sheet), statement of comprehensive income, statement of changes in equity, statement of cash flows, and notes including accounting policies. Income statement will be presented as a component of the statement of comprehensive income. Balance sheet may be presented in ascending or descending order of liquidity. Income statement is classified by each major functional area – marketing, distribution, etc.

The Company will reformat the financial statements in compliance with IAS 1.

b) IFRS 1 Transitional policy choices and exceptions for retrospective application
IFRS 1 contains the following policy choices with respect to first-time adoption that are applicable to the Company.

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Property, plant & equipment:
IFRS 1 provides a choice between measuring property, plant and equipment (“PP&E”)at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost basis under Canadian GAAP, provided that approximates carrying values under IFRS.

The Company will elect to use the historical cost carrying values determined under Canadian GAAP for transitional purposes.

c) Mandatorily applicable standards with retrospective application (i.e., not specifically exempt under IFRS 1)

Mineral resource properties and deferred exploration costs
Upon adoption of IFRS the Company will have a choice between retaining its existing policy of capitalizing all pre feasibility evaluation and exploration (“E&E”) expenditures and electing to change its policy retrospectively to expense all pre feasibility E&E costs.

The Company has decided on a preliminary basis to retroactively expense exploration expenditures in the amount of approximately $52 million pursuant to the guidelines in IFRS 6, Exploration for and Evaluation of Mineral Resources. A final decision will be made during the first quarter of 2012.

The above evaluation is preliminary and subject to change.

Investment in Rise and Shine Joint Venture
The Company accounts for its interests in the joint venture using the proportionate consolidation method.

In terms of IFRS, IAS 31 requires either the equity method or the proportionate consolidation method to be applied to interests in jointly controlled entities.

In terms of Canadian GAAP, section 3055 of the CICA Handbook requires the proportionate consolidation method. It does not permit the equity method for interests in joint ventures.

The Company has decided to continue to account for the investment using the proportionate consolidation method.

Property, plant and equipment - cost
In terms of IFRS, IAS 16 contains more extensive guidance with respect to components within PP&E. When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, each component is accounted for separately (component accounting).

In terms of Canadian GAAP, section 3061 essentially contains similar guidance but is less extensive.

The Company does not expect any transitional impact.

Future income taxes recognized in connection with Flow-through shares
In terms of IFRS, there is no specific standard under IFRS that directly addresses flow-through shares.

In terms of Canadian GAAP, the Company reduces the net proceeds of the flow through share issuance by the future tax liability of the Company resulting from the renunciation of the exploration and development expenditures in favour of the flow though share subscribers.

As part of the transition to IFRS the Company proposes to adopt a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred relative to total expenditures committed under the program and it is the company’s intention to file the appropriate renunciation forms with the Canadian taxation authorities. Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded in tax provision in the statement of net loss and comprehensive loss. The Company estimates, on a preliminary basis, the following transitional impact in this area.
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a) Premium on flow-through shares:  decrease in share capital and deficit at May 1, 2010 in the amount of $792,000 and
b) Renouncement of flow-through tax credits: increase in share capital and deficit at May 1, 2010 in the amount of $7,569,000.

The above evaluation is preliminary and subject to change.

Provision for environmental rehabilitation
In terms of IFRS, IFRS 37 applies to a constructive obligation, where the event creates valid expectations that the entity will discharge the obligation, as well as a legal obligation. The amount recognized should be the best estimate of the expenditure required to settle the obligation at the balance sheet date. Present value should be used where the effect of the time value of money is material. The discount rate (or rates) utilized should be a pre-tax rate (or rates) that reflect(s) current market assessments of the time value of money and the risks specific to the liability. Provisions should be reviewed at each balance sheet date and adjusted to reflect the current best estimate.

In terms of Canadian GAAP, CICA Section 3110 applies to legal obligations associated with the retirement of a tangible long-lived asset. Such an obligation is to be initially measured at fair value in the period in which the obligation is incurred, unless it cannot be reliably measured at that date.

The Company has determined that there is no transitional impact with respect to provision for environmental rehabilitation.

Functional currency
The Company uses the Canadian dollar as both its functional and reporting currency. IAS 21 contains a more comprehensive framework for the determination of functional currency.

The Company has determined that there is no transitional impact with respect to its functional currency.

Share based compensation
The Company accounts for all stock-based payments granted to employees and non-employees using the fair value based method as per the amendment by the CICA Accounting Standards Boards to the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” which requires entities to account for employee stock options using the fair value based method.

In terms of IFRS, under IFRS 2, graded vesting awards must be accounted for as though each instalment is a separate award. IFRS does not provide for an election to treat the instruments as a pool and recognize expense on a straight line basis.

In terms of Canadian GAAP, Straight line basis is permissible under Canadian GAAP.

The Company estimates, on a preliminary basis, the impact of transition to IFRS with respect to options granted after November 7, 2002 that vest after the date of transition, to be an increase in deficit and contributed surplus in the amount of $469,000 at May 1, 2010.

The above evaluation is preliminary and subject to change.

Investment in Canada-Korea Uranium Limited Partnership (CKULP)
Under GAAP, the Company accounted for its interest in CKULP as a variable interest entity with the Company as the primary beneficiary. Accordingly, the Company consolidated 100% of CKULP and previously reported a non-controlling interest. IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined on a preliminary basis, that it does not have sole power to govern the financial and operating policies of CKULP so as to obtain benefits from its activities and should therefore deconsolidate CKULP with retrospective effect. The Company has not completed it evaluation of the effects of this change.

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Impact on the Company’s systems and processes
Based on findings from the diagnostic phase of the project the Company does not expect that adoption of International Accounting Standards will have a pervasive impact on its present systems and processes. The Company expects to implement certain minor changes to the general ledger account descriptions as well as the calculation methodologies currently in use for certain specific financial statement areas such as asset impairment, share based compensation etc. As the accounting policies are selected, appropriate changes to ensure the integrity of disclosure controls and procedures will be made. For example, any changes in accounting policies could result in additional controls or procedures being required to address reporting of first time adoption as well as ongoing IFRS reporting requirements. At this point, the Company has not determined its final accounting policy choices. The certifying officers plan to complete the design, and initially evaluate the effectiveness of, any significant changes to controls in the first quarter of 2012 to prepare for certification under IFRS in 2011.

6.7      Risk Factors
The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

6.7.1   Commodity Prices
The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

6.7.2   Competition
The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

6.7.3   Foreign Political Risk
The Company’s material property interests are currently located in Canada and New Zealand. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

6.7.4   Government Laws, Regulation and Permitting
Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

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6.7.5           Title to Properties
Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

6.7.6           Estimates of Mineral Resources
The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

6.7.7           Cash Flows and Additional Funding Requirements
The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

6.7.8           Key Management
The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

6.7.9           Volatility of Share Price
Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

6.7.10         Foreign Currency Exchange
A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

6.7.11        Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

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7                QUARTERLY AND ANNUAL FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 19: ($000’s)	Quarterly								Year End
Loss & Comprehensive Loss Summary	Q110	Q210	Q310	Q410	Q111	Q211	Q311	Q411	2009	2010	2011
Revenue	-	-		-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration expenditures	126	69	201	(76)	74	3	129	17	1,017	320	223
Mineral property write-offs	-	-	-	349	-	-	-	-	494	349	-
Equipment rental income	(16)	(74)	(22)	(155)	(60)	(75)	(78)	(90)	(316)	(267)	(303)
Net option payments	75	-	-	-	-	(6)	-	-	(187)	75	(6)
	185	(5)	179	118	14	(78)	51	(73)	1,008	477	(86)
Other Expenses (Income)
Consulting, labour and professional fees	297	263	477	401	272	269	457	301	1,049	1,438	1,299
Depreciation and amortization	48	49	59	55	44	44	45	45	232	211	178
(Gain)/loss on disposal	-	-	-	-	-	-	-	(11)	-	-	(11)
Foreign exchange loss (gain)	2	7	2	5	(2)	(2)	1	7	(193)	16	4
Insurance, licenses and filing fees	65	15	21	2	18	49	20	43	61	103	130
Interest income	(30)	(30)	(13)	(15)	(38)	(15)	(26)	(11)	(167)	(88)	(90)
Other corporate cost	33	87	44	72	35	32	53	39	218	236	159
Investor relations and presentations	10	35	28	17	13	56	46	48	60	90	163
Rent	50	47	34	36	36	38	31	13	200	167	118
Stock-based compensation	350	371	222	109	49	485	178	7	1,509	1,052	719
Travel and accommodation	6	24	33	22	7	23	34	30	80	85	94
Impairment and loss on disposal of available-for-sale securities	-	-	-	89	-	-	-	(28)	394	89	(28)
Management fee	(54)	(63)	(70)	(252)	(126)	(164)	(42)	(228)	(628)	(439)	(560)
	777	805	837	541	308	815	797	255	2,815	2,960	2,175
Net loss before taxes	(962)	(800)	(1,016)	(659)	(322)	(737)	(848)	(182)	(3,823)	(3,437)	(2,089)
Future income tax (expense ) recovery	198	-	-	18	61	57	150	(317)	268	461	(49)
Net loss after tax	(824)	(693)	(818)	(641)	(261)	(680)	(698)	(499)	(3,555)	(2,976)	(2,138)
Unrealized (gain) loss on available- for-sale securities	48	6	(22)	(33)	(50)	12	(156)	(63)	157	(1)	(257)
Comprehensive loss	(872)	(699)	(796)	(608)	(211)	(692)	(542)	(436)	(3,712)	(2,975)	(1,881)
Loss per share	(0.06)	(0.05)	(0.05)	(0.03)	(0.02)	(0.04)	(0.04)	(0.02)	(0.26)	(0.19)	(0.12)

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	As at
Table 20: ($000’s) Financial Position Summary	Apr 30, 2009	Jul 31, 2009	Oct 31, 2009	Jan 31, 2010	Apr 30, 2010	Jul 31, 2010	Oct 31, 2010	Jan 31, 2011	Apr 30, 2011
Financial Position
Assets
Cash and cash equivalents	6,339	5,061	4,119	11,326	8,722	8,971	5,702	14,009	11,416
Accounts receivable and prepaid expenses	996	951	908	1,223	1,148	162	166	260	422
Available-for-sale securities	276	228	289	316	261	318	317	573	559
Total Current Assets	7,611	6,240	5,316	12,865	10,131	9,451	6,185	14,842	12,397
Reclamation bond	317	308	308	354	391	364	348	350	343
Property and equipment	827	792	755	774	743	720	693	659	616
Mineral property interests	39,133	40,780	41,874	43,198	46,245	47,952	50,308	50,969	54,142
Total Assets	47,888	48,120	48,253	57,191	57,510	58,487	57,534	66,820	67,498
Liabilities
Accounts payable and accrued liabilities	1,194	1,057	345	856	1,626	1,080	358	1,702	2,461
Future income tax liability	2,654	2,516	2,409	2,211	3,399	3,338	3,281	3,131	3,596
Total Liabilities	3,848	3,573	2,754	3,067	5,025	4,418	3,639	4,833	6,057
Shareholders’ Equity
Common shares	56,183	56,190	57,327	62,070	60,878	60,884	60,901	65,232	65,182
Contributed surplus	7,940	8,432	8,946	9,504	9,665	9,734	10,235	9,858	9,798
Accumulated other comprehensive income	9	(39)	(45)	(23)	10	60	48	204	267
Deficit	(27,692)	(28,516)	(29,209)	(30,027)	(30,668)	(30,929)	(31,609)	(32,307)	(32,806)
Total Shareholders’ Equity	36,440	36,067	37,019	41,524	39,885	39,749	39,575	42,987	42,441
Non-Controlling Interest	7,600	8,480	8,480	12,600	12,600	14,320	14,320	19,000	19,000
	44,040	44,547	45,499	54,124	52,485	54,069	53,895	61,987	61,441
	47,888	48,120	48,253	57,191	57,510	58,487	57,534	66,820	67,498
Weighted average common shares outstanding (000’s)	13,716	13,779	14,029	14,801	15,377	17,187	17,200	18,297	18,114
Working Capital	6,417	5,183	4,971	11,693	8,505	8,371	5,827	13,140	9,936
Cash flows from:
Operating activities	(673)	(507)	(559)	(537)	148	209	(919)	610	436
Financing activities	(5)	879	1,146	8,861	59	1,720	(1)	8,368	31
Investing activities	(973)	(1,650)	(1,529)	(1,116)	(2,812)	(1,680)	(2,349)	(671)	(3,060)
Net increase (decrease) in cash	(1,651)	(1,278)	(942)	7,208	(2,605)	249	(3,269)	8,307	(2,593)

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